# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braveheart Bio, Inc., CIK 0002131524
CUSIP: 10567X101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Letterman Drive, Building A, Suite A4-300, San Francisco, California (CA), 94129
Date of event which requires filing of this statement: 08/07/2026
Filed by CIK 0001889476
Persons authorized to receive notices and communications: a16z Capital Management, 2865 Sand Hill Road, Suite 101, Menlo Park, California (CA), 94025, (650) 798-5800

## Reporting persons
- AH Bio Fund IV, L.P. (CIK 0001889476): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,232,420; shared voting power 0; sole dispositive power 10,232,420; shared dispositive power 0; aggregate amount beneficially owned 10,232,420 (11.4% of the class)
- AH Equity Partners Bio IV, L.L.C. (CIK 0001889898): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,232,420; shared voting power 0; sole dispositive power 10,232,420; shared dispositive power 0; aggregate amount beneficially owned 10,232,420 (11.4% of the class)
- Marc L. Andreessen (CIK 0001160077): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,232,420; sole dispositive power 0; shared dispositive power 10,232,420; aggregate amount beneficially owned 10,232,420 (11.4% of the class)
- Benjamin A. Horowitz (CIK 0001166586): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,232,420; sole dispositive power 0; shared dispositive power 10,232,420; aggregate amount beneficially owned 10,232,420 (11.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Braveheart Bio, Inc.
Address of issuer's principal executive offices: One Letterman Drive, Building A, Suite A4-300, San Francisco, California (CA), 94129

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by AH Bio Fund IV, L.P. ("AH Bio IV"), AH Equity Partners Bio IV, L.L.C. ("AH Equity Bio IV"), Marc Andreessen ("Andreessen") and Benjamin Horowitz ("Horowitz"). The foregoing entities and individuals are collectively referred to herein as the "Reporting Persons."

AH Bio IV directly holds 10,232,420 shares of the Issuer's common stock for itself and as nominee for AH Bio Fund IV-B, L.P. ("AH Bio IV-B"), AH 2022 Annual Fund, L.P. ("AH Annual 2022"), AH 2022 Annual Fund-B, L.P. ("AH Annual 2022-B"), AH 2022 Annual Fund-QC, L.P. ("AH Annual 2022-QC") and CLF Partners III, LP ("CLF III").

AH Equity Bio IV is the general partner of AH Bio IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Bio IV for itself and as nominee for AH Bio IV-B, AH Annual 2022, AH Annual 2022-B, AH Annual 2022-QC and CLF III. Andreessen and Horowitz are managing members of AH Equity Bio IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Bio IV for itself and as nominee.

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
Residence or business address: The address of the principal place of business of each of the Reporting Persons is c/o Andreessen Horowitz, 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
Present principal occupation or employment: The principal occupation of each of Andreessen and Horowitz is co-founder and managing member of the venture capital firm Andreessen Horowitz. The principal business of each of the other Reporting Persons is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses of the Reporting Persons with respect to row 6 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Prior to the Issuer's initial public offering (the "IPO"), AH Bio IV, for itself and as nominee for AH Bio IV-B, AH Annual 2022, AH Annual 2022-B, AH Annual 2022-QC and CLF III, purchased 40,000,000 shares of the Issuer's Series A Preferred Stock for an aggregate purchase price of $40 million. In connection with the closing of the IPO, on August 7, 2026, the Series A Preferred Stock automatically converted into shares of common stock on a 4.38-for-1 basis, resulting in the issuance to AH Bio IV of an aggregate of 9,132,420 shares of common stock for no additional consideration. On August 7, 2026, AH Bio IV, for itself and as nominee for AH Bio IV-B, AH Annual 2022, AH Annual 2022-B, AH Annual 2022-QC and CLF III, also purchased 1,100,000 shares of the Issuer's common stock from the underwriters of the IPO at the IPO price of $18.00 per share, for an aggregate purchase price of $19.8 million. The source of funds for the purchases of securities described above was capital contributions by the general and limited partners of AH Bio IV and the funds for which it serves as nominee.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above (and subject to the Lock-Up Agreement described below), the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by distribution to their respective members or limited partners, or by means of programs adopted pursuant to Rule 10b5-1 under the Act). Subject to applicable legal and contractual requirements, each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Vineeta Agarwala, a general partner at Andreessen Horowitz, in her capacity as a director of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated herein by reference. The percentage set forth in row 13 of each cover page is based upon 90,038,969 shares of the Issuer's common stock outstanding immediately following the closing of the IPO (August 7, 2026), as reported in the Issuer's final prospectus dated August 5, 2026 filed with the Securities and Exchange Commission (the "SEC") on August 6, 2026, after giving effect to the issuance of an additional 3,187,500 shares of common stock upon the exercise in full by the underwriters of their option to purchase additional shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of each of AH Bio IV, AH Bio IV-B, AH Annual 2022, AH Annual 2022-B, AH Annual 2022-QC, CLF III and the limited liability company agreement of AH Equity Bio IV, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investors' Rights Agreement

Pursuant to an investors' rights agreement (the "Investors' Rights Agreement") dated September 3, 2025 by and among the Issuer and certain holders of shares of the Issuer's capital stock, including AH Bio IV, such holders will be entitled to certain registration rights with respect to the shares of common stock issued upon conversion of their Series A Preferred Stock ("Registrable Securities").

Subject to specified limitations, at any time beginning 180 days after the effective date of the registration statement for the IPO, the holders of a majority of Registrable Securities then outstanding may request that the Issuer register all or a portion of their Registrable Securities having an anticipated aggregate offering price, net of selling expenses, that exceeds $20 million, on a Form S-1 registration statement. The Issuer will not be required to effect more than one Form S-1 registration statement pursuant to these demand registration rights.

If the Issuer is qualified to file a registration statement on Form S-3, holders of Registrable Securities may request the Issuer to register their Registrable Securities on Form S-3 if the anticipated aggregate offering price, net of selling expenses, would be at least $5 million. The Issuer will not be required to effect more than two registrations on Form S-3 within any 12-month period.

In the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the holders of Registrable Securities will be entitled to certain piggyback registration rights allowing such holders to include their Registrable Securities in such registration, subject to certain marketing and other limitations.

The Investors' Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling securityholders and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer and the selling securityholders are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them, subject to certain limitations.

The registration rights granted under the Investors' Rights Agreement will terminate upon the earliest to occur of (i) the closing of a "Deemed Liquidation Event," as such term is defined in the Issuer's amended and restated certificate of incorporation as in effect prior to the IPO, (ii) with respect to each holder, the date on which (x) such holder together with its affiliates holds less than 1% of the Issuer's outstanding capital stock and (y) all Registrable Securities held by such holder may immediately be sold during a three-month period pursuant to Rule 144 of the Securities Act or another similar exemption, and (iii) the third anniversary of the completion of the IPO.

The foregoing description of the Investors' Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors' Rights Agreement, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

Lock-Up Agreement

In connection with the IPO, each of the Issuer's directors and executive officers, and the holders of substantially all of the Issuer's pre-IPO common stock and securities convertible into or exchangeable for its capital stock, including AH Bio IV, entered into a customary lock-up agreement with the underwriters with respect to its common stock (each, a "Lock-up Agreement"), pursuant to which they agreed, subject to certain customary exceptions, for a period of 180 days after August 5, 2026, not to (and to cause their affiliates not to) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, except with the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC and TD Securities (USA) LLC on behalf of the underwriters.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Lock-up Agreement, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24.1 Power of Attorney for Marc L. Andreessen, dated June 23, 2023.

Exhibit 24.2 Power of Attorney for Benjamin A. Horowitz, dated June 22, 2023.

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Investors' Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (Registration No. 333-297456), filed with the SEC on July 15, 2026).

Exhibit 99.3 Form of Lock-up Agreement (incorporated by reference to Annex II to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (Registration No. 333-297456), filed with the SEC on July 30, 2026).

## Signatures
- AH Bio Fund IV, L.P.: /s/ Phil Hathaway, By AH Equity Partners Bio IV, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 1) (08/14/2026)
- AH Equity Partners Bio IV, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (08/14/2026)
- Marc L. Andreessen: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact (08/14/2026)
- Benjamin A. Horowitz: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact (08/14/2026)
Comment: Note 1: AH Bio Fund IV, L.P. for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P. and CLF Partners III, LP.